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Exhibit 99(a)(5)(i)

NEWS RELEASE For Immediate Release	For more information: Mary Ryan 630/734-2383

Aftermarket Technology Corp. Commences Modified "Dutch Auction"
Tender Offer for its Shares

WESTMONT, Illinois, Tuesday, December 16, 2003—Aftermarket Technology Corp. (NASDAQ:ATAC), today announced that it has commenced a modified "Dutch Auction" tender offer to purchase up to 2,638,500 shares of its outstanding common stock at a price per share of not less than $13.00 and not greater than $15.75. The tender offer will expire at 5:00 P.M., New York City time, on Tuesday, January 20, 2004, unless extended by ATC. Tender of shares must be made prior to the expiration of the tender offer and any shares tendered may be withdrawn at any time prior to the expiration of the tender offer.

In addition, ATC has agreed to purchase up to 1,169,409 shares of its common stock from its affiliates, Aurora Equity Partners L.P. and Aurora Overseas Equity Partners I, L.P. (collectively, "Aurora") at the same price as the final tender offer price on the eleventh business day following completion of the tender offer.

The maximum number of shares to be purchased in the tender offer and from Aurora represents 15.7% of ATC's outstanding common stock. The percentage of Aurora's total holdings that ATC will purchase will be equal to the percentage of ATC's outstanding common stock (other than that held by Aurora) that ATC is seeking in the tender offer. As more fully described in ATC's Offer to Purchase dated December 16, 2003, stockholders will have the opportunity to sell as high a percentage of their holdings, and at the same purchase price, as Aurora. In addition, because Aurora will not be participating in the tender offer, Aurora will not influence the determination of the purchase price.

Under the modified "Dutch Auction" tender offer process, public stockholders will be invited to select a price at which they are willing to sell their shares to the Company, within the range of $13.00 per share to $15.75 per share in multiples of $0.25 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, ATC will determine the lowest per share price within the range that will enable it to buy the 2,638,500 shares it is offering to purchase in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. All shares acquired in the tender offer will be purchased at the same price regardless of whether the stockholders from whom shares are to be purchased have selected a lower price.

If more than the maximum number of shares is tendered at or below the determined price, ATC will purchase shares, first, from all tendering stockholders owning less than 100 shares who tendered all of their shares at or below the determined price without proration and, second, from all other stockholders that tender shares at or below the determined price on a pro rata basis, subject to the conditions described in ATC's Offer to Purchase. Stockholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Stockholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject, however, to a number of other terms and conditions specified in the Offer to Purchase.

The closing price of ATC's common stock on NASDAQ on December 15, 2003, the last trading day prior to commencement of the offer, was $13.75 per share.

The maximum aggregate cost of the purchases in the tender offer and the purchase from Aurora, including all fees and expenses, will be approximately $61.1 million. ATC plans to use cash on hand to finance the tender offer and the repurchase of shares from Aurora.

The dealer manager for the tender offer is Morgan Stanley & Co. Incorporated. D.F. King & Co., Inc. is the information agent for the tender offer and ATC's transfer agent, American Stock Transfer and Trust Company, is the depositary. The Offer to Purchase, the related Letter of Transmittal and the other offering documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of ATC's common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and the related documents may be directed to D.F. King & Co., Inc., toll free at (800) 848-3416.

Neither ATC nor any member of its Board of Directors, Morgan Stanley, the depositary or the information agent is making any recommendation as to whether stockholders should tender or refrain from tendering their shares or at what purchase prices they should elect to tender their shares. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Stockholders should discuss whether to tender their shares with their broker or other financial or tax advisor.

ATC has been advised that its directors, its Chief Executive Officer and its Chief Financial Officer, among others, do not intend to tender any shares in the tender offer. In addition, ATC has agreed to purchase shares from Aurora following the completion of the tender offer as described in the Offer to Purchase.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of ATC's common stock. The solicitation of offers to buy ATC's common stock will only be made pursuant to the Offer to Purchase and the related offering materials that ATC is distributing to its stockholders. Stockholders are urged to read ATC's Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Tender Offer Statement when they become available, because they contain important information including the various terms and conditions of the offer. Each of these documents has been or will be filed with the SEC, and stockholders may obtain them free of charge from the SEC at the SEC's Website (http://www.sec.gov/) or from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 848-3416. Additionally, a link to Company-related SEC filings can be accessed through the ATC website at http://www.goATC.com.

ATC is headquartered in Westmont, Illinois. The Company's operations include drivetrain remanufacturing, third party logistics, electronics remanufacturing and reverse logistics services.

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The preceding paragraphs contain statements that are not related to historical results and are "forward-looking" statements. Forward-looking statements include those that are predictive or express expectations, that depend upon or refer to future events or conditions, or that concern future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, or possible future Company actions. Forward-looking statements involve risks and uncertainties because such statements are based on current expectations, projections and assumptions regarding future events that may not prove to be accurate. Actual results may differ materially from those projected or implied in the forward-looking statements. The factors that could cause actual results to differ include those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and other filings made by the Company with the Securities and Exchange Commission.

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Aftermarket Technology Corp. Commences Modified "Dutch Auction" Tender Offer for its Shares